EXHIBIT 99.1

FOR IMMEDIATE RELEASE	David Crittenden — Financial
DATE: November 7, 2003	MSX International
248-829-6031
dcrittenden@msxi.com

Bruce Wagner — Media
MSX International
248-829-6254
bwagner@msxi.com

MSX International announces third quarter 2003 financial results

SOUTHFIELD, Mich., November 7, 2003 — MSX International, a global provider of technical business services, announced net sales totaling $167.9 million for the third fiscal quarter of 2003, which ended September 28, 2003. Compared to the third quarter of 2002, net sales declined 16.3% from $200.6 million. Lower net sales are due to cost containment initiatives by major U.S. and European automotive customers, reduced demand for information technology staffing, and greater than customary seasonal factors.

Included in third quarter operating results are $2.0 million of restructuring and severance costs related to staff reduction actions implemented during the quarter. Financial results also reflect a non-cash loss of $1.8 million prompted by the sale of selected assets of our translation management business. As a result, the company recorded a slight operating loss of $(651) thousand. Similar charges are expected in the fourth quarter of 2003, when the remaining actions included in the company’s cost management plan are completed. The plan, which affects about 300 employees in Europe and the United States, is expected to generate approximately $30 million in annualized savings when fully implemented in 2004.

Thomas T. Stallkamp, vice chairman and chief executive officer, commented, “Recently directed cost actions at selected customers impacted our near-term financial results. After recognizing the potential impact, we responded quickly with a plan and actions to reduce variable costs proportionally. At the same time, we maintained availability under our bank revolver through disciplined cash management. Robert Netolicka, who joined us in June as president and chief operating officer, is providing aggressive leadership for these initiatives and for the expansion of our services beyond our traditional customers. Looking ahead, we are committed to providing the outsourced technical business services our customers require to meet their individual growth objectives.”

Interest expense totaled $9.4 million in the third quarter, reflecting an increase of $2.5 million from the prior year due primarily to a $2.4 million non-cash charge in connection with the company’s recent refinancing of senior secured debt. Due to continuing lower operating performance of selected businesses, the company also recorded a non-cash valuation allowance of $17.0 million to establish reserves against a substantial portion of its deferred tax assets. As a result, the company’s third quarter consolidated net loss was $(24.9) million.

MSX International will host a conference call at 2:00 p.m. EST on Monday, November 10, to review these results. To listen to the call, dial 212-676-5242 and provide reservation number 21164687. A replay of the call will be available beginning at 4:00 p.m. EST Monday, November 10, at 800-633-8284 (Domestic) or 402-977-9140 (International), with the same reservation number.

MSX International, headquartered in Southfield, Mich., is a global provider of technical business services. The company combines innovative people, standardized processes and today’s technologies to deliver a collaborative, competitive advantage. MSX International has over 7,000 employees in 25 countries. Visit their Web site at http://www.msxi.com.

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Certain of the statements made in this press release including the success of restructuring activities and other operational improvements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International disclaims any intent or obligation to update such statements.

Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed under the heading “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K (dated March 27, 2003), in the Company’s Registration Statement on Form S-4 (filed September 30, 2003; effectiveness pending), and in other filings with the Securities and Exchange Commission.

MSX INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
for the fiscal quarters and fiscal nine months ended September 28, 2003 and September 29, 2002

	Fiscal Quarter Ended		Fiscal Nine Months Ended

		September 29,		September 29,
	September 28,	2002	September 28,	2002
	2003	(as restated)	2003	(as restated)

		(in thousands)
Net sales	$167,860	$200,556	$536,946	$618,170
Cost of sales	149,870	173,119	475,679	537,479

Gross profit	17,990	27,437	61,267	80,691
Selling, general and administrative expenses	14,842	19,432	46,267	59,981
Restructuring and severance costs	2,002	1,314	3,902	1,739
Loss on asset impairment and sale	1,797	—	1,893	—

Operating income (loss)	(651)	6,691	9,205	18,971

Interest expense, net	9,406	6,892	22,713	19,459

Loss before income taxes, minority interests, and equity in affiliates	(10,057)	(201)	(13,508)	(488)

Income tax provision	14,764	229	14,998	1,896
Less minority interests and equity in affiliates, net of taxes	40	(94)	(195)	522

Loss before cumulative effect of accounting change for goodwill impairment	(24,861)	(336)	(28,311)	(2,906)

Cumulative effect of accounting change for goodwill impairment, net of taxes of $9,745	—	—	—	(38,102)

Net loss	(24,861)	(336)	(28,311)	(41,008)

Preferred stock dividends	(2,329)	(2,067)	(6,784)	(6,023)

Net loss available to common shareholders	$(27,190)	$(2,403)	$(35,095)	$(47,031)

MSX INTERNATIONAL, INC.

SUPPLEMENTAL FINANCIAL INFORMATION
for the fiscal quarters and fiscal nine months ended September 28, 2003 and September 29, 2002

	Fiscal Quarter Ended		Fiscal Nine Months Ended

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

		(in thousands)
Reconciliation of EBITDA:

Operating income (loss)	$(651)	$6,691	$9,205	$18,971

Michigan Single Business and similar taxes	725	717	2,499	2,510

EBIT, as defined	74	7,408	11,704	21,481

Depreciation	4,208	4,798	13,653	13,921
Restructuring and severance costs	2,002	1,314	3,902	1,739
Loss on asset impairment and sale	1,797	—	1,893	—

EBITDA before restructuring and severance costs and asset disposition, as defined	$8,081	$13,520	$31,152	$37,141

EBITDA is shown here because we believe it is an indicative measure of operating performance and is used by investors and analysts to evaluate companies with capital structures similar to ours. As defined here, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.